CERTIFICATE OF QUALIFIED PERSON

JARITA BARRY, P.GEO.

I, Jarita Barry, P. Geo., residing at 3053 Keniris Road, Nelson, British Columbia, V1L 6Z8, do hereby certify that:

1.	I am an independent geological consultant contracted by P & E Mining Consultants Inc.

2.

This certificate applies to the technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project Jalisco State Mexico”, (the “Technical Report”) with an effective of March 25, 2015.

3.

I am a graduate of RMIT University of Melbourne, Victoria, Australia, with a B.Sc. in Applied Geology. I have worked as a geologist for a total of 9 years since obtaining my B.Sc. degree. I am a geological consultant currently licensed by the Association of Professional Engineers and Geoscientists of British Columbia (License No. 40875). I am also a member of the Australasian Institute of Mining and Metallurgy of Australia (Member No. 305397);

4.

I have read the definition of “qualified person” set out in National Instrument 43 -101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

•	Geologist, Foran Mining Corp.	2004

•	Geologist, Aurelian Resources Inc.	2004

•	Geologist, Linear Gold Corp	2005-2006

•	Geologist, Búscore Consulting	2006-2007

•	Consulting Geologist (AusIMM)	2008-2014

•	Consulting Geologist, P.Geo. (APEGBC/AusIMM)	2014-Present.

5.	I have not visited the Property that is the subject of this Technical Report.

6.	I am responsible for authoring Sections 4 and 11 and coauthoring Section 12, 25 and 26 of this Technical Report along with those sections of the Summary pertaining thereto.

7.	I am independent of the Issuer applying all of the tests in section 1.5 of National Instrument 43-101.

8.	I have not had prior involvement with the project that is the subject of this Technical Report.

9.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[Jarita Barry]

Jarita Barry, P. Geo.